SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,661,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,661,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,661,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 360,847,935 shares reported to be outstanding as of February 17, 2015 by the Issuer on its Form 10-K filed on February 26, 2015.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,755,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,755,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 360,847,935 shares reported to be outstanding as of February 17, 2015 by the Issuer on its Form 10-K filed on February 26, 2015.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, and Amendment No. 11 filed on August 12, 2014. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 12. Capitalized terms used and not defined in this Amendment No. 12 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Mr. Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 56,417,241 Common Shares, representing 15.6% of the Issuer’s outstanding Common Shares (based on 360,847,935 shares reported to be outstanding as of February 17, 2015 by the Issuer on its Form 10-K filed on February 26, 2015).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 40,661,736 Common Shares, and Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 3, 2015, Mr. Otto entered into a Letter Agreement with Deutsche Bank AG, London Branch, which sets forth the terms and conditions for the unwinding and termination of the call option transaction governed by the Third Amended Covered Call Agreement. The termination of the call option will be with respect to the number of options unwound during a specified period beginning on March 3, 2015. Although the parties intend to unwind the entire call option, because the unwinding of the call option is subject to market conditions it is possible that the call option will only be partially unwound at the end of the unwind period. During such period, Deutsche Bank intends to unwind its hedge position with respect to the aggregate number of covered call options that are unwound during such period.

CUSIP No. 251591103	SCHEDULE 13D/A

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Letter Agreement, dated March 3, 2015, between Deutsche Bank AG and Alexander Otto

Exhibit 2	Third Amended Covered Call Agreement, dated August 7, 2014, between Deutsche Bank AG and Alexander Otto and effective as of August 8, 2014, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on August 12, 2014

Exhibit 3	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 4	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1	Letter Agreement, dated March 3, 2015, between Deutsche Bank AG and Alexander Otto

Exhibit 2	Third Amended Covered Call Agreement, dated August 7, 2014, between Deutsche Bank AG and Alexander Otto and effective as of August 8, 2014, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on August 12, 2014

Exhibit 3	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 4	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009